UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

iROBOT CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

462726100
(CUSIP Number)

Red Mountain Capital Partners LLC
Attn: Willem Mesdag
10100 Santa Monica Boulevard, Suite 925
Los Angeles, California 90067
(310) 432-0200

Steve Wolosky, Esq.
Ron Berenblat, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 462726100

1	NAME OF REPORTING PERSON Red Mountain Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,885 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,333,885 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,885 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (See Item 5)
14	TYPE OF REPORTING PERSON IA, OO – Limited Liability Company

CUSIP NO. 462726100

1	NAME OF REPORTING PERSON Red Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,885 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,333,885 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,885 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (See Item 5)
14	TYPE OF REPORTING PERSON PN – Limited Partnership

CUSIP NO. 462726100

1	NAME OF REPORTING PERSON RMCP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,885 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,333,885 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,885 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO – Limited Liability Company

CUSIP NO. 462726100

1	NAME OF REPORTING PERSON Red Mountain Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,885 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,333,885 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,885 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO – Corporation

CUSIP NO. 462726100

1	NAME OF REPORTING PERSON Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,885 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,333,885 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,885 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN – Individual

CUSIP NO. 462726100

1	NAME OF REPORTING PERSON Lawrence S. Peiros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON IN – Individual

CUSIP NO. 462726100

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2015, as amended by Amendment No. 1 thereto, filed with the SEC on December 1, 2015, Amendment No. 2 thereto, filed with the SEC on January 25, 2016, Amendment No. 3 thereto, filed with the SEC on February 18, 2016, and Amendment No. 4 thereto, filed with the SEC on March 18, 2016 (collectively, this “Schedule 13D”) by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), (v) Willem Mesdag, a natural person and U.S. citizen and (vi) Lawrence S. Peiros, a natural person and U.S. citizen, with respect to the common stock, $0.01 par value per share (“Common Stock”), of iRobot Corporation, a Delaware corporation (“iRobot” or the “Company”).

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to add the following:

Mr. Peiros is no longer a member of a Section 13(d) group with the other Reporting Persons.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended and restated as follows:

RMP has purchased an aggregate of 1,333,885 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $43,220,107. The source of the funds used by RMP to purchase such shares was working capital of RMP.

Mr. Peiros has purchased an aggregate of 1,000 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $30,527. The source of the funds used by Mr. Peiros to purchase such shares was his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following:

Red Mountain believes that it has driven positive changes that have significantly enhanced shareholder value at iRobot through its engagement with the Company’s board and management since April 2015.  In response to Red Mountain’s campaign, iRobot sold its Defense & Security business, de-emphasized its Remote Presence business and focused on its Home Robots consumer products business.  iRobot also executed an $85 million accelerated stock repurchase program and will return approximately $100 million of capital to shareholders in 2016.  Since Red Mountain filed its initial Schedule 13D on April 8, 2015, iRobot’s stock price is up 17%, outperforming the NASDAQ Composite Index by over 14% during the same period.(1)  Going forward, Red Mountain expects the Board to hold management accountable to drive shareholder value through a focused business strategy and disciplined capital allocation.

(1) Performance data calculated through close of business on June 9, 2016. Assumes dividends reinvested for NASDAQ performance data.

CUSIP NO. 462726100

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(c) and (e) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)
As of the close of business on June 9, 2016, RMP beneficially owned, in the aggregate, 1,333,885 shares of Common Stock, constituting approximately 4.9% of the outstanding Common Stock.(2) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,333,885 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

As of the close of business on June 9, 2016, Mr. Peiros beneficially owned 1,000 shares of Common Stock, constituting less than 1% of the outstanding Common Stock. Mr. Peiros has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,000 shares of Common Stock.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, (i) Mr. Peiros disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, other than the 1,000 shares of Common Stock reported as beneficially owned by Mr. Peiros, and (ii) Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)
The transactions in the securities of the Company by the Reporting Persons during the past sixty days are set forth in Schedule A annexed hereto. All of such transactions were effected on the open market.

(e)	As of June 8, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock of the Company.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following:

The Reporting Persons have terminated that certain Joint Filing and Solicitation Agreement by and among the Reporting Persons, dated February 18, 2016.

(2) All calculations of percentage ownership in this Schedule 13D are based on the 27,469,095 shares of Common Stock outstanding as of May 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by iRobot with the SEC on May 6, 2016.

CUSIP NO. 462726100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2016

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

WILLEM MESDAG

/s/ Willem Mesdag

LAWRENCE S. PEIROS

/s/ Lawrence S. Peiros

CUSIP NO. 462726100

SCHEDULE A

Transactions in the Securities of the Company During the Past Sixty Days

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

RED MOUNTAIN PARTNERS, L.P.

(38,576)	$38.49	05/25/2016
(20,000)	$38.28	05/26/2016
(46,077)	$38.39	05/27/2016
(49,084)	$38.53	05/31/2016
(62,000)	$38.49	06/01/2016
(42,108)	$38.45	06/02/2016
(36,696)	$38.31	06/03/2016
(35,194)	$38.26	06/06/2016
(35,265)	$38.29	06/07/2016
(54,110)	$38.37	06/08/2016
(29,505)	$38.18	06/09/2016